FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2013

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

01.11.2013

Santander UK plc

Board Changes

Santander UK plc has today announced the appointment of Manuel Soto as a Non-Executive Director of the Board with immediate effect.

This appointment has been approved by the PRA and the FCA.

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Communications)	020 7756 6284
James S. Johnson	(Head of Investor Relations)	020 7756 5014
For more information contact:	ir@santander.co.uk

Notes to Editors:

1.     Manuel Soto was a Board member of Banco Santander, S.A. from 1999 to April 2013, and within that period was Chair of the Banco Santander, S.A. Audit and Compliance Committee.

2.     He has significant experience in Financial Services, undertaking a variety of Executive and Director level roles, including a 38 year career at Arthur Andersen, where he discharged, among other responsibilities, EMEIA Area Managing Partner (1980-1998) and Chairman of the Worldwide Board (1987-1989).

3.     He is currently a Director of Cartera Industrial Rea, S.A., a Spanish quoted corporation, is a member of the Board of Grupo Lar Inversiones Inmobiliarias, S.A., and is on the advisory board of Grupo Barceló, N+1 Mercapital and Befesa Medio Ambiente, S.A.  He also served on the Board as Vice Chairman of Indra Sistemas, S.A. (1999-2011) and on the Board of Corporación Financiera Alba (1999-2010).

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.342 trillion in managed funds, 102 million customers, 14,680 branches – more than any other international bank – and 186,785 employees at the close of June 2013. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the first half of 2013, Santander registered EUR 2,255 million in attributable profit, an increase of 29% from the same period of the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. At 30 September 2013, Santander UK serves more than 15 million active customers with c. 20,000 employees, 1,190 branches (including agencies) and 37 regional Corporate Business Centres.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 1 November 2013	By / s / Jessica Petrie (Authorized Signatory)